COLORS Worldwide Inc.



ANNUAL REPORT

5757 W Century Blvd Suite 816

Los Angeles, CA 90045

(424) 309-9089

https://www.rnbonly.com/

This Annual Report is dated May 2, 2022.

BUSINESS

The company was formed in 2015 under the name Colors Party Holdings Inc. The company changed its name in 2016 to Colors Worldwide Inc. and created R&B ONLY. The name change/rebranding was done because we did not want to limit the company to a party. We wanted our events to be high production shows and expand to other offerings.

Colors Worldwide Inc. is an entertainment production company. Our main product, R&B ONLY, consists of live, in-person and digital events. Our current revenue streams are ticket and merchandise sales.

R&B ONLY's mission is to amplify the entire genre of R&B. We are expanding our offerings from solely live events into an ecosystem that includes media, albums, merchandise, and an educational/community platform. This expansion will take place concurrently with the growth of our live events business.

Our future revenue streams will consist of ticket sales (a hybrid of in-person and digital events), merchandise sales (complete overhaul and diversification of our current products), intellectual property licensing, paid subscriptions, and advertising sales.

Previous Offerings

Between 2020 and 2019, we sold zero shares of common stock in exchange for $0 per share under Regulation Crowdfunding.

In 2021, we sold 107,120 shares of common stock in exchange for $2.50 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

Revenue for fiscal year 2021 was $1,177,074.69 compared to fiscal year 2020 revenue of $1,120,713. The majority of our revenue in 2021 was generated from ticket sales. Other forms of revenue include playlist sales, promotional sales, and merchandise.

Cost of sales

Cost of sales in 2021 was $334,418.43 compared to $216,788 in 2020. There was an increase in marketing spend due to increasing the number of shows we produced in 2021.

Gross margins

Our gross profit in 2021 was $1,175,083.82 compared to $-52,624 in 2020. This increase was due to an increase in live shows.

Expenses

The Company's expenses consist of, among other things, employee and independent contractor compensation, sales and marketing expenses, travel and lodging for staff, and office rent. Expenses in 2021 were $2,051,124.47 compared to $1,009,670 in 2020. The increase in expenses was due to an increase in overall production, marketing, and operations as a result of producing more live shows.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $460,744.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA (Small Business Adminisration)
Amount Owed: $500,000
Interest Rate: 3.7%
Maturity Date: June 13, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jabari Johnson
Jabari Johnson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder/CEO
Dates of Service: January 08, 2015 - Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Jabari Johnson
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 76.29

Title of class: Class B Common Stock
Stockholder Name: Option Pool
Amount and nature of beneficial ownership: 3,000,000
Percent of class: 22.89

Title of class: Class B Common Stock
Stockholder Name: Regulation CF Shareholders
Amount and nature of beneficial ownership: 107,120
Percent of class: 0.82

RELATED PARTY TRANSACTIONS

Name of Entity: Jabari Johnson

Relationship to Company: 20%+ Owner

Nature/amount of interest in the transaction: A payment of $38,386.04 was paid to Jabari Johnson in place of salary.

Material Terms: No agreement was put in place. The payment does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of December 31, 2021 Jabari Johnson owes the company the amount of $38,386.04.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One share equates to one vote.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,892,880 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The Company has issued some of the reserved 3,000,000 Class B Common Stock from the option pool for future advisors and employees.

107,120 Class B Common Stock has been issued to Regulation CF Shareholders. The remaining 1,892,880 will automatically convert into Class A Common Stock, on a single share per share basis, upon the approval of the Company's Board of Directors.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stocks. In addition, if we need to raise more equity capital from the sale of Class B Common Stocks, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of our operational products or that some of our products may never be used to engage in transactions. It is possible that the failure to release some products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our media, albums, merchandise, and educational/community platform. Delays or cost overruns in the development of our media, albums, merchandise, and educational/community platform and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 1 trademark (R&B ONLY) and Internet domain names such as rnbonly.com and colorsworldwide.com. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as state and local government, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on COLORS Worldwide Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on COLORS Worldwide Inc could harm our reputation and materially negatively impact our financial condition and business.

COVID-19 Risk Factor

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic has had and is expected to continue to have an adverse effect on our business and financial performance. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

COLORS Worldwide Inc.

By /s/ _Jabari Johnson_

      Name: COLORS Worldwide Inc.

      Title: CEO/Founder

Exhibit A

FINANCIAL STATEMENTS

Colors Worldwide Inc

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
010 - JP Morgan 7296	5,254.12
Cash Account	0.00
Chase Checking	839.08
City National 4509	0.00
Digit co	0.00
JPMorgan 8473	437,226.43
Paypal	1,399.83
Stripe Account	16,024.90
Total Bank Accounts	**$460,744.36**
Other Current Assets	
Payroll Asset	0.00
Payroll Refunds	121.83
Undeposited Funds	0.00
Venue Security Deposit	0.00
Total Other Current Assets	**$121.83**
Total Current Assets	**$460,866.19**
Fixed Assets	
Furniture and Equipment	3,266.33
LED Screen	86,560.64
Projector	31,682.66
Showven Technologies	36,542.00
Truck	0.00
Total Fixed Assets	**$158,051.63**
Other Assets	
Start Engine Escrow	14,168.23
Total Other Assets	**$14,168.23**
TOTAL ASSETS	**$633,086.05**

Colors Worldwide Inc

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Loan Payable to Stripe	13,533.36
Total Accounts Payable	**$13,533.36**
Credit Cards	
American Express (Reconcile)	-389,467.24
American Express - Main	260,656.34
AMEX - 1095 (Shai)	10,761.00
AMEX - 71103 (Manuel)	4,365.19
AMEX - 7111 (Alisha)	37.66
AMEX - 71137 (Hannah)	53.72
AMEX - 72044 (Sonia)	113,160.42
Amex - Mario	8,064.64
Total American Express (Reconcile)	**7,631.73**
Capital One Credit Card 5448	2,247.42
Capital One Spark Visa 1152	2,150.88
Chase Ink - Reconcile	-76,650.54
Chase Ink - 0371 (Sonia)	72,492.42
Chase Ink - 6603 (Jabari)	36,512.81
Total Chase Ink - Reconcile	**32,354.69**
Chase Sapphire - 7379	24.78
Citi Bank - 8183	0.00
Discover	0.00
Total Credit Cards	**$44,409.50**

Colors Worldwide Inc

Balance Sheet
As of December 31, 2021

	TOTAL
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Direct Deposit Payable	0.00
Loan payabel to Victoria Freema	0.00
Loan Payable to Alan Henderson	0.00
Loan Payable to Belva	0.00
Loan Payable to Forward Fin	0.00
Loan Payable to Jabari Johnson	-38,386.04
Loan Payable to Kabbage	0.00
Loan payable to Live Nation	0.00
Loan Payable to OnDeck	0.00
Loan Payable to Robert Ford	0.00
Loan Payable to SBA	567,210.00
Payroll Liabilities	166.03
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	2,226.85
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**2,434.88**
Total Other Current Liabilities	**$531,258.84**
Total Current Liabilities	**$589,201.70**
Total Liabilities	**$589,201.70**
Equity	
Due to/from Colors Entertainment (Record Label)	0.00
Due to/from Colors Worldwide Entertainment	0.00
Opening Balance Equity	44,351.42
Owner's draw	-298,971.41
Retained Earnings	-664,092.57
Shareholder Distributions	1,034.52
StartEngine Equity	254,305.00
Net Income	707,257.39
Total Equity	**$43,884.35**
TOTAL LIABILITIES AND EQUITY	**$633,086.05**

Colors Worldwide Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Interest Income	21.88
Marketing Income	-542.60
Merch Income	1,393.07
PayPal Sales	3,059.93
Playlist Income	5,992.50
Ticket Sales	1,161,308.54
Uncategorized Income	5,841.37
Total Income	**$1,177,074.69**
Cost of Goods Sold	
Merch Purchased	1,990.87
Total Cost of Goods Sold	**$1,990.87**
GROSS PROFIT	**$1,175,083.82**
Expenses	
Advertising and Promotion	334,418.43
Automobile Expense	12,922.08
Bank Service Charges	1,514.43
Computer and Internet Expenses	10,323.47
Dues and Subscriptions	109,926.03
Deel Fee	4,817.00
Total Dues and Subscriptions	**114,743.03**
Equipment Rental	1,035.00
FMF	52,624.87
Fuel	696.35
Gift	210.18
Insurance Expense	34,400.75
Interest Expense	16,813.81
Legal	94,875.40
Licenses and Permits	8.50
Meals and Entertainment	37,602.96
Groceries	1,347.47
Total Meals and Entertainment	**38,950.43**
Merchant Fee	112,193.64
Office Supplies	7,263.94
Outside Services	193,887.28
DJ	650.00
Total Outside Services	**194,537.28**
Parking	6,950.10
PayPal Fees	144.90

Colors Worldwide Inc

Profit and Loss
January - December 2021

	TOTAL
Payroll Expenses	
Taxes	6,591.90
Wages	65,445.02
Total Payroll Expenses	**72,036.92**
Postage and Delivery	1,428.39
Production Expense	364,624.51
Professional Fees	40,322.80
Accounting	44,944.76
Total Professional Fees	**85,267.56**
Rent Expense	242,211.79
Repairs and Maintenance	174.58
Research Expense	109.00
Supplies	4,390.92
Taxes	4,394.64
State	-1,733.33
Total Taxes	**2,661.31**
Telephone Expense	6,411.56
Ticket Fees	177.91
Transportation	563.52
Travel Expense	927.83
Airfare	101,494.00
Lodging	60,499.80
Rental Car	10,818.76
Ride Share Expense	16,898.85
Total Travel Expense	**190,639.24**
Unapplied Cash Bill Payment Expense	44,506.16
Utilities	1,294.51
Total Expenses	**$2,051,124.47**
NET OPERATING INCOME	**$ -876,040.65**
Other Income	
CA Relief Grant	25,000.00
SBA SVOG Grant	1,475,872.26
Written off Debt	84,408.51
Total Other Income	**$1,585,280.77**
Other Expenses	
Entertainment (non deductible)	1,982.73
Total Other Expenses	**$1,982.73**
NET OTHER INCOME	**$1,583,298.04**
NET INCOME	**$707,257.39**

CERTIFICATION

I, Jabari Johnson, Principal Executive Officer of COLORS Worldwide Inc., hereby certify that the financial statements of COLORS Worldwide Inc. included in this Report are true and complete in all material respects.

Jabari Johnson

CEO/Founder